IDO Security Inc.

7874 SW 40th Street

Miami, Florida, 33155-3510

By EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

January 28, 2014

Dear Mr. Spirgel

Re: IDO Security Inc.

Form 10-K for the Year Ended December 31, 2012

Filed April 16, 2013

File No.: 000-51170

This letter is in response to the comment letter from the Securities and Exchange Commission (the “Commission”) dated December 17, 2013 (the “Comments”), relating to the above referenced annual report of IDO Security Inc. (“IDO Inc.” or the "Company") and related disclosures described in the Comments. In this regard, we appreciate the courtesy of the Commission in extending the time for IDO to make this response to January 28, 2014.

Each of the Comments will be addressed individually.

Current Operational Highlights, Page 6

1. Please identify the third party that you contracted with on April 15, 2013 to manufacture, sell, market and distribute your products. Confirm that this party is not considered a related party.

Response

The name of the entity is Circum-CM Ltd., an Israeli company (“Circum”). This entity is partially owned by Mr. Yaniv Beran, the individual who served as the acting General Manger of IDO Security Ltd., the Company’s subsidiary in Israel (the “Subsidiary”). Mr. Beran did not hold any position with IDO Inc. As disclosed in the Company’s filing with the SEC, the Subsidiary terminated all commercial activities, and all of its employees were terminated, including Mr. Beran, prior to the entry into the above referenced agreement. It was the Company’s intent to outsource to Circum all commercial activities then undertaken by the Subsidiary. Prior to the signing of the agreement, the Company and Subsidiary had no relationship with Circum nor transacted any business with Circum. To the best of the Company’s knowledge, neither Circum nor Mr. Beran nor any other person affiliated with Circum, qualified, at time of the entry into the representation and manufacturing agreement or at any time thereafter, as a related person, as such term is defined in Instruction 1 to item 404(a) under Regulation S-K.

2. Please file the representation and manufacturing agreement with the third party as a material contract.

Response

The Company will file the agreement as so instructed in its upcoming annual report on Form 10-K for the year ended December 31, 2013.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its public filings, and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Similarly, the Company’s responses to the Comments do not constitute, and should not be deemed to constitute, any admission by the Company that its prior disclosures are insufficient or contrary to law.

Yours sincerely,

/s/ Magdiel Rodriguez

Magdiel Rodriguez
Chief Executive Officer